CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR
April 15, 2016
U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-0404

Re:   NorthStar Real Estate Capital Income Fund (the "Trust") (File Nos. 333-207678; 811-23109)

Dear Sir or Madam:

On behalf of the Trust, we transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, a copy of Pre-Effective Amendment No. 3 to the Trust's registration statement on Form N-2 relating to the Trust's initial issuance of common shares of beneficial interest, par value $0.001 per share (the "Registration Statement").

The Registration Statement is being filed for the purposes of (i) responding to comments received by the staff of the Securities and Exchange Commission (the "SEC") by letter dated March 4, 2016 in connection with the filing of a registration statement on Form N-2 on February 4, 2016 for NorthStar Real Estate Capital Income Fund-T (File Nos. 333-209380; 811-23133); and (ii) revising the Registration Statement to update other disclosure.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained by the Trust.

It is expected that the Trust will respond to any additional comments the SEC may have, filing an additional pre-effective amendment, if necessary, and, after the resolution of any comments, file a request to accelerate the effectiveness of the Registration Statement.

If you have any questions concerning the foregoing, please call Clifford R. Cone at (212) 878-3180 or the undersigned at (212) 878-3206.

Best Regards,

/s/ Jefferey D. LeMaster
Jefferey D. LeMaster

cc:	Clifford R. Cone
Matthew A. Press